Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

RANDGOLD RESOURCES PRICES GLOBAL OFFERING OF NEW SHARES

London, United Kingdom, 29 November, 2007 (LSE: RRS) (Nasdaq: GOLD) – Randgold Resources announced today that a global offering of 6,000,000 new ordinary shares (the “Global Offer”) in the form of ordinary shares or American Depositary Shares (the “New Shares”) has been priced at US$35.25 per ordinary share and US$35.25 per American Depositary Share (“ADS”). Each ADS represents one ordinary share of the Company.

HSBC Bank plc is acting as the financial advisor, sole global coordinator, joint bookrunner and underwriter in connection with the Global Offer. Citigroup Global Markets Limited is acting as the joint bookrunner and underwriter for the Global Offer.

Randgold Resources has granted the underwriters an over-allotment option to purchase up to 900,000 additional ordinary shares in the form of new ordinary shares or American Depositary Shares to cover over-allotments, if any.

The Company expects to use the net proceeds from the Global Offer for the development of the Tongon project and other organic and corporate opportunities, including possible acquisitions.

Randgold Resources is a gold mining and exploration business, the activities of which are focused on West and East Africa, including mining operations at the Loulo and Morila mines in Mali. Current projects include the Yalea underground development at Loulo and the feasibility stage Tongon project in Côte d’Ivoire. The Company also has exploration programs in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. Randgold Resources’ ordinary shares are listed on the London Stock Exchange under the ticker “RRS” and its American Depositary Shares are listed on the Nasdaq Global Select Market under the ticker “GOLD”.

The New Shares are being offered in the United States pursuant to an effective registration statement filed with the Securities and Exchange Commission and in other jurisdictions where such offer would be lawful. Copies of the prospectus relating to this offering may be obtained from HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018.

This press release shall not constitute an offer to sell, or a solicitation of any offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 20 7557 7730	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

DISCLAIMER:

Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

Stabilisation/FSA

This announcement is only addressed to and directed at persons in member states of the European Economic Area (“EEA”) who are “qualified investors” (“Qualified Investors”) within the meaning of Article 2(1)(e) of the EU Prospectus Directive (Directive 2003/71/EC) (the “Prospectus Directive”). Any person in the EEA who acquires any securities in the Global Offer or to whom any offer of securities is made will be deemed to have acknowledged and agreed that they are such a Qualified Investor. In the United Kingdom, this announcement is directed at persons whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who have professional experience in matters relating to investments and who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or are persons who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated association, etc.”) of the Order or to whom it may otherwise lawfully be communicated.